UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52452
CUSIP NUMBER:	26700M109

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	January 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

DUSSAULT APPAREL INC.
Full Name of Registrant

Former Name if Applicable

1885 Shore Drive South
Address of Principal Executive Office (Street and Number)

South Pasedena, FL 33707
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the three month period ended January 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of March 18, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Natalie Bannister	727	902-2594
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the three month periods ended January 31, 2013 and 2012 respectively, we earned gross revenues and gross profits of $1,796 as compared to $18,644.   Sales of our products decreased substantially period over period due to no new designs being launched in the period.  For the three months ended January 31, 2013, our general and administrative expenses decreased substantially to $23,695, from $45,609 for January 31, 2012. This decrease was mainly due to a substantial reduction in professional fees from $22,842 for the three months ended January 31, 2012 to $10,600 for the three months ended January 31, 2013 as our overall operational activity was substantially decreased.  Other administrative expenses decreased to $4,301 for the three months ended January 31, 2013 as compared to $19,532 for the three months ended January 31, 2012, again due to a slow down in operational activities.  Interest expenses for the three months ended January 31, 2013 decreased to $10,699 from $17,830 for the three months ended January 31, 2012 as loans were converted thus resulting in a decrease in interest.  In addition, we recorded a trademark impairment charge of $7,468 for the three months ended January 31, 2012, with no comparable impairment for the three months ended January 31, 2013.

DUSSAULT APPAREL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2013	By:	/s/ Natalie Bannister
	Name:	Natalie Bannister
	Title:	Chief Executive Officer, President, Secretary, Treasurer, Chief Financial Officer and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).